UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

INLAND AMERICAN REAL ESTATE TRUST, INC.

(Name of Subject Company)

INLAND AMERICAN REAL ESTATE TRUST, INC.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Mr. Thomas P. McGuinness

President

Inland American Real Estate Trust, Inc.

2809 Butterfield Road

Oak Brook, Illinois 60523

(855) 377-0510

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

with copies to:

Michael J. Choate, Esq.

Proskauer Rose LLP

Three First National Plaza

70 West Madison

Suite 3800

Chicago, Illinois 60602-4342

(312) 962-3567

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Solicitation/Recommendation Statement relates to a tender offer (the “Tender Offer”) by MacKenzie Realty Capital, Inc. (the “Offeror”) to purchase up to 800,000 shares of the outstanding common stock, par value $0.001 per share (the “Common Stock”), of Inland American Real Estate Trust, Inc., a Maryland corporation (the “Company”), at a price equal to $5.00 per share (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, as filed under cover of Schedule TO by the Offeror with the Securities and Exchange Commission (the “SEC”) on November 7, 2014 (the “Offer to Purchase”).

As discussed below, the board of directors of the Company unanimously recommends that the Company’s stockholders (the “Stockholders”) reject the Tender Offer and not tender their shares of Common Stock for purchase pursuant to the Offer to Purchase.

Item 1.	Subject Company Information.

The Company’s name and the address and telephone number of its principal executive office is as follows:

Inland American Real Estate Trust, Inc.

2809 Butterfield Road

Oak Brook, Illinois 60523

(855) 377-0510

This Schedule 14D-9 relates to the Common Stock, of which there were 861,824,767 shares outstanding as of November 1, 2014.

Item 2.	Identity and Background of Filing Person.

The Company is the person filing this Schedule 14D-9. The Company’s name, address and business telephone number are set forth in Item 1 above, which information is incorporated herein by reference.

This Schedule 14D-9 relates to the Tender Offer by the Offeror pursuant to which the Offeror has offered to purchase, subject to certain terms and conditions, up to 800,000 shares of Common Stock at the Offer Price pursuant to its Offer to Purchase. Unless the Tender Offer is extended by the Offeror, the Tender Offer will expire at 11:59 p.m., Pacific Time, on December 9, 2014.

According to the Offeror’s Schedule TO, the business address and telephone number for the Offeror is 1640 School Street, Moraga, CA 94556, (925) 631-9100 ext. 1024.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

As of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest: (i) between the Company or its affiliates and the Offeror and their respective executive officers, directors or affiliates; or (ii) between the Company or its affiliates and the executive officers, directors or affiliates of the Company, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed in the sections entitled “Item 11 – Executive Compensation,” “Item 12 – Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and “Item 13 – Certain Relationships and Related Transactions, and Director Independence” in the Company’s Annual Report on Form 10-K filed with the SEC on March 13, 2014 (incorporated herein by reference).

Item 4.	The Solicitation or Recommendation.

(a)	Solicitation or Recommendation.

The board of directors has reviewed the terms of the Tender Offer. Based on its review, the board of directors unanimously recommends that Stockholders reject the Tender Offer and not tender their shares for purchase by the Offeror pursuant to the Offer to Purchase.

The board of directors cautions that each Stockholder must individually evaluate whether to tender his, her or its shares of Common Stock to the Offeror pursuant to the Offer to Purchase and that an individual Stockholder may determine whether to tender based on, among other things, his, her or its individual liquidity needs. The board of directors acknowledges that, because the Common Stock is not listed on an exchange and there is not otherwise an established public trading market for the Common Stock, Stockholders currently have few alternatives available to sell some of or all their Common Stock. Additionally, the Company’s Second Amended and Restated Share Repurchase Program, which provided limited liquidity for Stockholders in the event of death or for Stockholders having a “qualifying disability” or confined to a “long-term care facility” (the “Death and Disability SRP”), was suspended effective February 28, 2014. While the board of directors previously expected to be in a position to reinstate the Death and Disability SRP later this year, in light of recent developments related to the Spin-Off (as defined below), the Death and Disability SRP will remain suspended.

The board of directors suggests Stockholders carefully consider all the factors discussed below and in the Offer to Purchase before deciding to participate in the Tender Offer.

(b)	Reasons for the Recommendation.

In reaching the conclusions and in making the recommendation described above, the board of directors considered the following factors based on its review of the Offer to Purchase in evaluating the merits of the Tender Offer and in support of its recommendation that Stockholders reject the Tender Offer and not tender their shares in the Tender Offer:

•	On May 1, 2014, the Company accepted for purchase 60,665,233 shares of Common Stock pursuant to a modified “Dutch Auction” tender offer (the “Self-Tender”) at a final purchase price (without brokerage commissions) of $6.50 per share, for an aggregate purchase price of $394.3 million, excluding fees and expenses relating to the Self-Tender (subsequently corrected to 60,761,166 shares for a final aggregate purchase price of $394.9 million, excluding fees and expenses relating to the Self-Tender, as of September 30, 2014). The purchase price per share in the Self-Tender was $1.50 higher than the Offer Price. The Company determined the price range for the Self-Tender based on discussions between management and the board of directors and after considering a number of factors, as previously disclosed to Stockholders in the Offer to Purchase, as filed under cover of Schedule TO by the Company with the SEC on March 14, 2014. The Company’s determination of the price range was based on certain assumptions and estimates and was subject to certain limitations. Different parties using different assumptions and estimates could have determined a different price range. The final purchase price of $6.50 per share does not represent: (i) the amount at which shares would trade at a national securities exchange, (ii) the amount a Stockholder would obtain if he, she or it tried to sell his, her or its shares or (iii) the amount Stockholders would receive if the Company liquidated its assets and distributed the proceeds after paying all the Company’s expenses and liabilities.

•	Stockholders who tender their shares for purchase by the Offeror pursuant to the Offer to Purchase will not be able to participate in the Spin-Off (as defined below). On August 11, 2014, the Company’s wholly owned subsidiary that owns lodging assets, Xenia Hotels and Resorts, Inc. (“Xenia”) (formerly Inland American Lodging Group, Inc.) filed a preliminary registration statement on Form 10 (as amended or supplemented from time to time, the “Form 10”) with the SEC related to its potential spin-off into a new, publicly traded lodging REIT (the “Spin-Off”). On October 9, 2014, Xenia filed an amendment to the Form 10. At the effective time of the Spin-Off, the Company expects Xenia’s real estate portfolio to consist of 46 premium full service, lifestyle and urban upscale hotels and two hotels under development from the Company’s portfolio of assets. If the Spin-Off is consummated, Xenia would become a self-managed REIT and apply to list its shares of common stock on the New York Stock Exchange under the symbol “XHR.” The Spin-Off would be a significant step in the execution of the Company’s strategic plan while providing liquidity to the Stockholders. The Company anticipates that the Spin-Off may take two to six months to complete, and the completion is subject to the satisfaction of several conditions, as described in the Company’s Quarterly Report on Form 10-Q filed by the Company with the SEC on November 7, 2014 (incorporated herein by reference).

•	The Company currently pays distributions at an annualized rate of $0.50 per share, which equates to a yield of approximately 7.2% per share based on the estimated per share value of $6.94 as of December 31, 2013 that the Company announced on December 27, 2013. Although the board of directors cannot provide any guarantee that the Company will maintain its recent rate of distributions in the future (even if the Spin-Off did not occur), Stockholders that choose to participate in the Tender Offer by selling their shares to the Offeror will lose all rights attendant to the shares including the right to receive all future distributions, including any distributions made or declared after the expiration date of the Tender Offer. Notwithstanding the foregoing, Stockholders should note that if the Spin-Off is consummated, the Company and Xenia will review and announce revised dividend and distribution policies. At present, it is premature to definitively determine post-Spin-Off distribution rates for either company. However, the Company expects that its distribution payments will decrease after the Spin-Off because Xenia will own a substantial portion of the Company’s current lodging portfolio, and these assets produce a substantial portion of the Company’s cash flow from operations. In addition, the Company currently expects that, after giving effect to the Spin-Off, the aggregate distributions paid by the Company and Xenia, on a combined basis, will be less than the current level of distributions paid by the Company.

•	There is no guarantee that the Tender Offer can or will be completed as soon as the Offeror implies. The Tender Offer does not expire until December 9, 2014 at the earliest. This date may be extended by the Offeror in its sole discretion. In addition, if more than 800,000 shares of Common Stock are validly tendered in the Tender Offer and not withdrawn, the Offeror will accept shares of Common Stock from tendering Stockholders (who do not elect the “All or None” option) on a pro rata basis.

•	The Offeror expressly reserves the right to amend the terms of the Tender Offer, including by decreasing the Offer Price or by changing the number of shares being sought or the type of consideration, at any time before it expires. Although any amendment will be followed by a public announcement, the Offeror does not have an obligation to otherwise communicate that amendment to Stockholders.

(c)	Intent to Tender.

The Company’s directors and executive officers are entitled to participate in the Tender Offer on the same basis as other Stockholders. However, after reasonable inquiry and to the best knowledge of the Company, none of the directors or executive officers of the Company intends to tender or sell shares of Common Stock held of record or beneficially by such person for purchase pursuant to the Tender Offer. Further, after reasonable inquiry and to the best knowledge of the Company, none of the Company’s subsidiaries or other affiliates intends to tender or sell shares of Common Stock held of record or beneficially by such person or entity for purchase pursuant to the Tender Offer.

Item 5.	Person/Assets, Retained, Employed, Compensated or Used.

Neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to Stockholders concerning the Tender Offer.

Item 6.	Interest in Securities of the Subject Company.

Based on the Company’s records and on information provided to the Company by its directors, executive officers, affiliates and subsidiaries, during the past 60 days, no transactions with respect to the Common Stock have been effected by the Company, its executive officers, directors, affiliates or subsidiaries, except that effective as of October 9, 2014, the Company granted share unit awards to Thomas P. McGuinness, its President, Jack Potts, its Executive Vice President and Principal Financial Officer, and Michael E. Podboy, its Executive Vice President – Investments. Specifically, Mr. McGuinness received 150,000 annual share units and 150,000 contingency share units; Mr. Potts received 57,500 annual share units and 57,500 contingency share units; and Mr. Podboy received 40,000 annual share units and 40,000 contingency share units, all under the Inland American Real Estate Trust, Inc. 2014 Share Unit Plan (the “Retail Plan”). The vesting commencement date for each award is March 12, 2014. The value of each share unit is equal to $10.00 and was determined by reference to the valuation performed as of December 31, 2013. For a full description of the terms and conditions of the Retail Plan and the awards described above, please refer to the Company’s Current Report on Form 8-K filed with the SEC on September 22, 2014 (incorporated herein by reference).

Item 7.	Purposes of the Transaction and Plans or Proposals.

The Company has not undertaken and is not engaged in any negotiations in response to the Tender Offer that relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present distribution rate or policy, or indebtedness or capitalization of the Company.

Additionally, there is no transaction, board resolution, agreement in principle, or signed contract in response to the Tender Offer which relates to or would result in one or more of the foregoing matters.

Item 8.	Additional Information.

Certain statements contained in this Schedule 14D-9 other than historical facts may be considered forward-looking statements. These forward-looking statements are predictions and generally can be identified by use of statements that include phrases such as “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “foresee,” “looking ahead,” “is confident,” “should be,” “will,” “predicted,” “likely” or other words or phrases of similar import. Similarly, statements that describe or contain information related to matters such as the Company’s intent, belief or expectation with respect to its financial performance, investment strategy and portfolio, cash flows, growth prospects, legal proceedings, acquisitions and dispositions, strategic transactions, the amount and timing of its anticipated future cash distributions, the amount and timing of anticipated cash proceeds from previously announced sale transactions, the timing of completion of the Company’s transition to self-management and the impact that such transition will have on the Company’s results of operations, the Spin-Off and other matters are forward-looking statements. These forward-looking statements often reflect a number of assumptions and involve known and unknown risks, uncertainties and other factors that could cause the Company’s actual results to differ materially from those currently anticipated in these forward-looking statements. In light of these risks and uncertainties, the forward-looking events might or might not occur, which may affect the accuracy of forward-looking statements and cause the actual results of the Company to be materially different from any future results expressed or implied by such forward-looking statements. Certain factors that could cause actual results to differ materially from these forward-looking statements are listed from time to time in the Company’s SEC reports, including, but not limited to, in the section entitled “Part I—Item 1A. Risk Factors” in the Annual Report on Form 10-K filed by the Company with the SEC on March 13, 2014 (incorporated herein by reference), as updated by the section entitled “Part II—Item 1A. Risk Factors” in the Quarterly Report on Form 10-Q filed by the Company with the SEC on November 7, 2014 (incorporated herein by reference). These factors include, but are not limited to: market and economic volatility experienced by the U.S. economy or real estate industry as a whole, and the local economic conditions in the markets in which the Company’s properties are located; the Company’s ability to refinance maturing debt or to obtain new financing on attractive terms; the Company’s ability to satisfy closing conditions required for the consummation of acquisitions and dispositions, including the Company’s ability to obtain lender consents and other third-party consents and the timing of such consents; the availability of cash flow from operating activities to fund distributions; future increases in interest rates; actions or failures by the Company’s joint venture partners, including development partners; the Company’s ability to successfully complete its transition to self-management; the Company’s expectations with respect to the timing of the Spin-Off and the potential failure to satisfy certain closing conditions with respect to the Spin-Off; a failure by the SEC to declare the Form 10 effective in a timely manner or at all; a failure by the New York Stock Exchange to authorize the listing of Xenia’s common stock in a timely manner or at all; a determination by the board of directors that the completion of the Spin-Off is not in the Company’s best interests and a determination not to consummate the Spin-Off; and Xenia’s ability (or lack thereof) to operate successfully as a self-managed REIT. The Company intends that such forward-looking statements be subject to the safe harbors created by Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, except as may be required by applicable law. The Company undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results.

Item 9.	Exhibits.

Exhibit	Description

(a)(1)	Postcard to Inland American Real Estate Trust, Inc. Stockholders, dated November 10, 2014

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 10, 2014

By:	/s/ Jack Potts
Name: Jack Potts
Title: Executive Vice President and Principal Financial Officer